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                            April 27, 2023

       Mudit Paliwal
       Chief Executive Officer and Director
       DELTA CORP. HOLDINGS Ltd
       Boundary Hall
       Cricket Square
       Grand Cayman, KY1-1102
       Cayman Islands

                                                        Re: DELTA CORP.
HOLDINGS Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted March 31,
2023
                                                            CIK No. 0001948292

       Dear Mudit Paliwal:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4

       Cover Page

   1.                                                   We note that you define
the shareholders of Delta as the    Sellers.    We also note that the
                                                        merger agreement
identifies the Sellers as Core Maritime Commodities FZ-LLC, and note your disclosure on page
161 that Core Maritime Commodities FZ-LLC is owned entirely
                                                        beneficially by Mr.
Mudit Paliwal, Delta   s CEO and founder, and his wife. Please revise
                                                        your cover page to
identify the    Sellers.
 Mudit Paliwal
FirstName   LastNameMudit
DELTA CORP.      HOLDINGSPaliwal
                          Ltd
Comapany
April       NameDELTA CORP. HOLDINGS Ltd
       27, 2023
April 227, 2023 Page 2
Page
FirstName LastName
About This Proxy Statement/Prospectus, page iii

2. We note your disclosure that this registration statement constitutes a prospectus with respect to the Pubco Ordinary Shares to be issued to the shareholders of Delta. However, we also note that Section 7.7 of the merger and share exchange agreement provides that the Exchange Shares are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act. If you are registering the offer and sale of such securities on this registration statement, please provide your basis for doing so.
Cautionary Note Regarding Forward-Looking Statements, page v

3. We note your disclosure that the proxy statement/prospectus contains forward-looking
         statements    within the meaning of the    safe harbor    provisions
of the U.S. Private
         Securities Litigation Reform Act of 1995. As this is the initial public offering of the registrant, it appears that the registrant is not eligible for the safe harbor. Please revise to clarify or advise.
Questions and Answers About the Proposals
Q: What consideration will JVA stockholders receive if the Business Combination is completed?, page viii

4. You disclose that it is anticipated that, immediately following completion of the Business
         Combination, the existing stockholders of Delta, the Sellers, will own approximately
         95.21% of the issued and outstanding Pubco Ordinary Shares in the capital of Pubco (a portion of which will be allocated to Maxim in respect of the success fee owed to it by
         Delta), and JVA   s existing stockholders will own approximately 4.79%
of the issued and
         outstanding Pubco Ordinary Shares in the capital of Pubco. You further disclose that these percentages do not include the Earnout Shares, or Pubco Ordinary Shares which may be issued upon exercise of outstanding options exercisable for JVA Common Stock which will be exchanged for options exercisable for Pubco Ordinary Shares, and that these percentages are calculated based on a number of assumptions (as described in the accompanying proxy statement/prospectus) and are subject to adjustment in accordance with the terms of the Merger Agreement. Please disclose any material assumptions and adjustments under the Merger Agreement such ratios are subject to in this section.
5. We note your disclosure that the estimated total consideration to JVA stockholders in the
         Business Combination is approximately $31.5 million consisting of Pubco Ordinary
         Shares, subject to adjustment. Please revise to disclose how such consideration was calculated.
Summary, page 1

6. Please identify the parties that will have registration rights, and quantify the number of ordinary shares to which such rights apply. In addition, please identify the parties to the lock-up agreements, and quantify the number of shares subject to such agreements.
 Mudit Paliwal
FirstName   LastNameMudit
DELTA CORP.      HOLDINGSPaliwal
                          Ltd
Comapany
April       NameDELTA CORP. HOLDINGS Ltd
       27, 2023
April 327, 2023 Page 3
Page
FirstName LastName
Opinion of Financial Advisor to the Board of Directors of JVA, page 7

7. We note your disclosure that Newbridge provided its Opinion for the sole benefit and use by the JVA Board in its consideration of the Merger Agreement and the Business
         Combination. We also note a similar statement in the opinion provided in Annex C.
         Please remove such statements.
Description of the Proposed Transaction, page 17

8.       You disclose on the top of page 18 that you are "... omitting HNT   s
historical financial
         statements. However, you intend to amend this Registration Statement to include all financial information required by Regulation S-X prior to the effectiveness of this
         Registration Statement." Please revise to provide the financial statements of HNT, and any other financial statements required for entities acquired or invested in.
Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Condensed Combined Statement of Profit and Loss and Other Comprehensive Income, page 21

9. In the pro forma statements of profit and loss for the six months ended June 30, 2022 and the year ended December 31, 2021 you reference notes to pro forma adjustments 4(h)(ii),
         (iii) and (iv); however, there is no corresponding discussion or explanation included in
         Note 4. Please revise accordingly.
Risk Factors, page 37

10. We note your disclosure that the risks described relate to the Business Combination, and are in addition to, and should be read in conjunction with, without limitation, the factors
         discussed in Part I, Item 1A     Risk Factors in JVA   s annual report
on Form 10-K for the
         year ended October 31, 2022. Please ensure that you have included all disclosure required by Item 3 of Form F-4 in your filing, including disclosure required by
Item 105 of
         Regulation S-K. In the alternative, please provide your basis for referring to the risk factors discussed in the JVA annual report on Form 10-K.
Background of the Business Combination, page 80

11. Throughout this section, you refer to JVA or Delta or their representatives, discussing the merger with various parties, such as Maxim. Please revise to disclose the individuals that participated in each meeting to be clear about the persons involved in negotiations or other activities.
12. You disclose that on June 4, 2022, representatives from Maxim, on behalf of Delta, sent
         JVA a non-binding letter of intent which outlined Delta   s proposed
terms for a potential
         merger transaction. Please revise to disclose all material terms of this letter of intent, such as the initial proposal on the structure of the transaction, the calculation of JVA and Delta relative equity values, the terms of the breakup fee, the terms of the
   go-shop    provision
 Mudit Paliwal
FirstName   LastNameMudit
DELTA CORP.      HOLDINGSPaliwal
                          Ltd
Comapany
April       NameDELTA CORP. HOLDINGS Ltd
       27, 2023
April 427, 2023 Page 4
Page
FirstName LastName
         and the terms of exclusivity that were discussed in later meetings, and discuss the negotiations leading to execution of the Letter of Intent on June 28, including, without limitation, changes to the terms throughout negotiations.
13. Please disclose why Messrs. Knepper, Thomas and Dwyer were selected to be on the JVA
         Special Committee.
14. From the execution of the Letter of Intent on June 28, 2022, we note various meetings among the parties and their advisors up until the execution of the Merger Agreement on
         September 29, 2022. Please revise to disclose any change to the material terms as agreed to in the Letter of Intent leading to execution of the Merger Agreement, such as changes to the valuation and transaction structure, and how the material terms were negotiated and ultimately agreed to in the executed Merger Agreement.
15. You disclose that on September 28, 2022 the JVA Board held a telephonic meeting with representatives of Lowenstein, Newbridge, Maxim and Delta, and that representatives
         from Delta made a presentation regarding Delta   s history,
development, historical
         financial results and expected financial results. On September 29, 2022, you disclose that the JVA Board held a telephonic meeting with representatives of Lowenstein, at which the
         JVA Board reviewed and discussed additional financial information related to Delta.
         Please revise to discuss in greater detail the historical and expected financial results of
         Delta shared with the JVA board and any additional financial information related to Delta that the JVA Board reviewed and from whom such additional information was received.
16.      During the "go-shop" period, you disclose that at the request of JVA executive
         management, representatives of Newbridge contacted approximately ten strategic parties and approximately six financial institutions about a potential transaction with JVA as an alternative to the transaction with Delta. You further disclose that as of the expiration of the "go-shop" period, JVA had not received any alternative acquisition proposals. Please expand your discussion in this section to describe the process Newbridge used to solicit other proposals, discuss any information gathered or shared, how and by whom it was evaluated, and any negotiations which occurred.
17. Please clarify the duration of the "go-shop" period. You disclose that during the period beginning on the date of the Merger Agreement and continuing until "11:59 p.m.
         (New York City time) on October 19, 2022" in the penultimate paragraph of this section, then in the last paragraph disclose that the "go-shop" period expired at "12:01 a.m. Eastern
         Time on October 29, 2022."
18. Please revise to clarify the conclusion set forth in the fairness opinion. In that regard, we
         note your disclosure on page 85 regarding the fairness of the    Share
Exchange
         Consideration    to be received by the stockholders of JVA.
 Mudit Paliwal
FirstName   LastNameMudit
DELTA CORP.      HOLDINGSPaliwal
                          Ltd
Comapany
April       NameDELTA CORP. HOLDINGS Ltd
       27, 2023
April 527, 2023 Page 5
Page
FirstName LastName
Opinion of Newbridge Securities Corporation
Valuation Analyses Summary, page 90

19. You disclose that Newbridge based this analysis on its analysis of the Business
         Combination and the implied equity value of Delta. Please disclose how Newbridge calculated the implied equity value of Delta.
20. We note your disclosure regarding the valuation ranges in Newbridge's analyses, and your reference to the comparative values of "public specialty agricultural equipment companies." However, we also note your disclosure under the "Comparable Public
         Company Analysis" that the public company comparables were selected using the following criteria: "(i) Operates in the Air Freight and Logistics
Sector...." Please explain
         or correct your reference to agricultural equipment companies. In addition, as Delta appears to engage in ocean freight and not the air freight business, please explain why the air freight and logistics sector was chosen for comparable companies.

Precedent M&A Transaction Company Analysis, page 92

21. You disclose that Newbridge analyzed the last approximately three years of mergers and acquisitions transaction data in the Air Freight and Logistics sector to find similar transactions where the targets being acquired most resembled Delta, but that the universe of transactions where there were similarities to Delta, and where financial data was recorded for the Business Combination value was generally limited. Please disclose the individual business combinations considered and any metrics analyzed for such business combinations.
22. You disclose that Newbridge obtained the median Implied Equity Value / Last Twelve-
         Month Net Income multiples from this dataset and multiplied it by the mid-point of
         Delta   s 2022E and 2023E Net Income to obtain an Enterprise Value.
Please disclose
         Delta   s 2022E and 2023E Net Income used in this analysis, as well as the levels of debt
         and cash that you added back or otherwise reference where such information is disclosed.
Discounted Cash Flow Analysis, page 93

23. You disclose that Newbridge performed a DCF Analysis of the estimated future unlevered free cash flows attributable to Delta for the fiscal years of 2022 through 2031. In applying the DCF Analysis, you disclose that Newbridge relied on the financial projections prepared by Delta that estimated certain revenue growth rates, as well as EBITDA and net income margins. Please disclose the financial projections and material assumptions underlying such projections of Delta that Newbridge relied on for this analysis.
 Mudit Paliwal
FirstName   LastNameMudit
DELTA CORP.      HOLDINGSPaliwal
                          Ltd
Comapany
April       NameDELTA CORP. HOLDINGS Ltd
       27, 2023
April 627, 2023 Page 6
Page
FirstName LastName
Description of Securities of PubCo, page 95

24. Please disclose in this section the provisions regarding business opportunities set forth in
         Section 49 in your amended and restated memorandum and articles of association, and provide related risk factor disclosure.
Material U.S. Federal Income Tax Consequences of the Business Combination, page
96

25. We note your disclosure that subject to the qualifications and assumptions described in this proxy statement/prospectus, the Merger, taken together with the
Share Exchange,    is
         intended    to qualify for U.S. federal income tax purposes as an
exchange described in
         Section 351(a) of the Code. We also note your disclosure on page 71 that the Merger may
         also qualify as a    reorganization    within the meaning of Section
368(a) of the Code.
         Please revise to clarify the tax consequences of the Business Combination. See Item 4 of
         Form F-4. In addition, ensure that counsel provides a firm opinion for each material tax consequence, or explain why such opinion cannot be given. Refer to
Item 601(b)(8) of
         Regulation S-K and Staff Legal Bulletin 19, Legality and Tax Opinions in Registered
         Offerings.
JVA Stockholder Proposal No. 3 - The Advisory Charter Amendments Proposal, page 118

26. Please disclose in this section the number of authorized ordinary and preference shares reflected in the charter amendment.
Information with Respect to Delta, page 123

27. Please disclose the source and date for all figures or charts used in this section.
Energy Logistics, page 125

28. We note your disclosure here that you offer a carbon neutral physical delivery service within the Amsterdam, Rotterdam, and Antwerp markets, collectively
known as    ARA,"
         and on page 128 you disclose that in the ARA and River Thames, UK markets you offer customers physical delivery through barges you lease that are operated on a carbon neural basis. Please explain how you achieve carbon neutral physical delivery, including discussing how you confirm that the barges you lease are operated on a carbon neutral basis.
Management of Delta, page 142

29. Please provide the information required by Item 18(a)(5)(ii) of Form F-4 with respect to the voting securities of Delta Corp Holdings Limited (the company incorporated in
         England and Wales) and the principal holders thereof.
 Mudit Paliwal
FirstName   LastNameMudit
DELTA CORP.      HOLDINGSPaliwal
                          Ltd
Comapany
April       NameDELTA CORP. HOLDINGS Ltd
       27, 2023
April 727, 2023 Page 7
Page
FirstName LastName
Components of Results of Operations
Employee Benefit Expernses, page 149

30. Please revise to provide an explanation of the types and nature of costs included in this heading similar to the other descriptions included in this section. Further, please explain why these costs would not be considered costs of sales and included in such line item.
Delta Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Other Income, page 152

31. You had Other Income of $6 million due to an increase in liabilities written back. Please disclose the reasons why you had to write the liabilities back and whether this had any adverse impact on your credit.
Related Party Transactions of Delta
CMC, page 161

32.      You disclose that Core Maritime Commodities FZ-LLC (   CMC   ) is
owned entirely
         beneficially by Mr. Mudit Paliwal, your CEO and founder, and his wife. In connection with its services to Delta, you disclose that CMC was paid by Delta in 2021 a consulting fee of $969,000. Please explain whether you included these fees in the aggregate
         Compensation of Directors and Other Executive Officers disclosed on page 143. See generally Item 6.B of Form 20-F.

33. Please provide all disclosure required by Item 7.B of Form 20-F, as set forth in Item
         18(a)(7) of Form F-4. For example, we note that this section does not include related party transactions disclosed in Note 17 on page F-32.
Security Ownership of Certain Beneficial Owners and Management of JVA, page 172

34. Please explain footnote 10 to the beneficial ownership table as the Vanguard Group is not otherwise disclosed as a shareholder. However, we note Vanguard is disclosed as a shareholder of "JVA Before the Business Combination" in the beneficial ownership table on page 214.
Index to Financial Information, page F-1

35. Please revise to provide updated interim financial information for Coffee Holding Co.,
         Inc. for the quarterly period ended January 31, 2023 in accordance with Item 8-08 of
         Regulation S-X.
36. Please revise to provide updated audited annual financial statements for Delta Corp
         Holdings Limited as of and for the year ended December 31, 2022 in accordance with
         Item 8.A of Form 20-F, via Item 14 of Form F-4. Please ensure all related financial
 Mudit Paliwal
DELTA CORP. HOLDINGS Ltd
April 27, 2023
Page 8
       disclosures are updated as well (e.g. MD&A and unaudited pro forma financial information, etc.).
Delta Corp Holdings Limited Notes to the Interim Condensed Consolidated Financial Statements
Note 22 Significant events after reporting period, page F-34

37. On page F-35 you discuss acquisitions and investments that you expect to initiate or complete in the coming twelve months as of June 30, 2022. Please revise to disclose the salient terms for each of these items such that a reader is able to understand the significance of each transaction.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Gus
Rodriguez, Staff Accountant, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at
(202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameMudit Paliwal
                                                            Division of
Corporation Finance
Comapany NameDELTA CORP. HOLDINGS Ltd
                                                            Office of Energy &
Transportation
April 27, 2023 Page 8
cc:       Sarah E. Williams
FirstName LastName